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                                                           SEC FILE NUMBER
                                                               0-24833
                                                    ----------------------------
                                                            CUSIP NUMBER
                                                             36114Q 10 9


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):       [X]  Form 10-KSB     [ ]  Form 20-F    [ ]  Form 11-K
                   [ ]   Form 10-Q      [ ]  Form N-SAR

          For Period Ended:    December 31, 1998
                             ---------------------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

                          FutureLink Distribution Corp.
--------------------------------------------------------------------------------
Full Name of Registrant

                               Core Ventures, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

                            300, 250--6th Avenue S.W.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                         Calgary Alberta CANADA T2P 3H7
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

        This is the first 10-KSB which our Company has prepared and it will include the first annual audited consolidated financial statements that the Company has compiled. With the Company having effected two major acquisitions in 1998, as well as a number of financings, the efforts required on the part of the Company and our independent auditors to complete these financial statements so as to ensure adequate disclosure of these matters has been more than originally anticipated. Minor adjustments continue to be made to the financial statements and correspondingly to our draft 10-KSB.

        The Company has used its best efforts to complete the Form 10-KSB in a timely manner; however, due to the above described circumstances the Company is unable to complete the Form 10-KSB within the prescribed time limit without unreasonable effort or expense. The Company fully expects to complete the Form 10-KSB within the fifteen day extension period permitted by Rule 12b-25.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kyle B. A. Scott                              (403)           509-5015
--------------------------------------------------------------------------------
          (Name)                                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes         [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X] Yes         [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Appendix 1, attached.

--------------------------------------------------------------------------------

                          FutureLink Distribution Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    April 1, 1999              By    [signed: Cameron B. Chell]
       ------------------------         --------------------------------------
                                         Cameron B. Chell
                                         Chairman of the Board,
                                         Chief Executive Officer and President

                                   APPENDIX 1
                                 TO FORM 12B-25
                               FILED APRIL 1, 1999
                                       BY
                          FUTURELINK DISTRIBUTION CORP.


The Company anticipates reporting significant changes in results from operations on its earnings statements to be included in its audited consolidated annual financial statements for the year ended December 31, 1998, to be attached to its Form 10-KSB, versus results from operations for the year ended December 31, 1997, primarily as a result of the two significant acquisitions effected by the Company during 1998.

Prior to 1998, FutureLink, formerly Core Ventures Inc., was an inactive mining company. During 1998, the Company changed its name, acquired the majority of the shares of FutureLink Distribution Corp., an Alberta, Canada, corporation, and, effective August 24, 1998, all of the issued and outstanding shares of Riverview Management Corporation (now FutureLink/SysGold Ltd.), also an Alberta Corporation. The Company's consolidated earnings statements will reflect the impact of these subsidiaries' operations and earnings from the date of acquisition through December 31, 1998.

While minor alterations continue to be effected to the Company's audited financial statements for the year ended December 31, 1998, primarily allocation issues, the Company is confident in releasing the following reasonable estimate of operating results:

                                         Year Ended              Year Ended
                                      December 31, 1998       December 31, 1997
                                             ($)                     ($)
                                      -----------------       -----------------
       Revenue                             2,436,658                     0

       Loss from Operations              (5,255,472)             (122,049)

       Deferred Tax Benefit(1)               204,609                     0

       Net Loss                          (5,924,819)             (737,049)

       Weighted Avg. Number
        of Shares Outstanding             15,846,571             1,450,163

       Loss per Common Share                  (0.37)                (1.65)


(1) Deferred Tax Benefit for 1998 remains subject to final adjustment, which will have a slight impact on the final Net Loss figure for the year ended December 31, 1998.